1801 California Street, Suite 5200 Denver, Colorado 80202

September 25, 2019

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-19-211003) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on August 1, 2019. The purpose of the Amendment is to register new Class R1 and Class R6 shares of Transamerica Capital Growth (the “Fund”). The Staff’s comments were conveyed to the Registrant by email on August 20, 2019.

The Staff noted that all comments to the Fund’s summary section also generally apply to the disclosure with respect to the section titled “More on the Fund’s Strategies and Investments,” as well as “More on the Risks of Investing in the Fund,” as applicable. Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

1.

Fees and Expenses – Annual Fund Operating Expenses: Please explain the reason for including a footnote to the “Other expenses” line item noting expenses are based on estimates for the current fiscal year when the Fund is not a new Fund. Also, please confirm that Class R1 shares and Class R6 shares do not have a unique expense component.

Response: While the Fund is not a new fund, the Registrant notes that Class R1 shares and Class R6 shares are newly registered classes for the Fund with no operating results. As a result, the Registrant believes that it is appropriate to estimate the “Other expenses” of the classes. The Registrant also confirms that Class R1 shares and Class R6 shares do not have a unique expense component.

2.

Fees and Expenses – Annual Fund Operating Expenses: The Staff notes that the Fund is not a new fund and, therefore, the expense example should disclose the cost of investing in the new classes for the 1-, 3-, 5- and 10-year periods.

Response: The Registrant has made changes consistent with the Staff’s comment.

3.

Performance: Please revise the disclosure to state that “ … Class R1 and Class R6 shares would have [substantially] similar returns to Class A shares …” (per Instruction 3(b) of Item 4(b)(2) of Form N-1A). Additionally, please identify whether the expenses of Class R1 shares and/or Class R6 shares are higher than the expenses of Class A shares and, if Class R1 shares and/or Class R6 shares expenses are higher, please revise the disclosure to indicate that performance of the relevant class(es) will be lower than the Class A shares performance shown in the bar chart.

Response: With respect to revising the disclosure to include “ … would have [substantially] similar returns …,” the Staff’s comment has been noted and the Registrant will consider revising this disclosure in connection with the next annual update. With respect to identifying which classes have higher expenses than the class depicted, the Registrant believes that the current disclosure is sufficient. However, the Registrant will consider updating the disclosure in connection with a future update.

4.	Performance: Please include calendar quarter to date return information as of June 30, 2019 for the Fund.

Response: The Registrant has added the return information as requested by the Staff.

5.

Selling Shares: Please revise the disclosure under the heading “Selling Shares” to disclose for Class R1 and Class R6 shares the information required by Item 11(c)(7) and 11(c)(8) of Form N-1A, as well as whether the Fund redeem shares through an in-kind redemption (e.g., through a pro-rata slice of portfolio assets, individual securities or a representative securities basket).

Response: The Staff’s comment has been noted and the Registrant will consider revising the disclosure in connection with the next annual update.

SAI Comments:

6.	Comment: The Staff requests that the Registrant note past comments received on the Statement of Additional Information.

Response: The Registrants notes prior comments the Staff has given on the Statement of Additional Information and, as stated in prior response letters to Staff comments, the Registrant continues to consider certain Staff comments in connection with future annual updates.

Please direct any comments or questions concerning this filing to the undersigned at 727-299-1311.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone
Manager, Registered Products
Transamerica Asset Management, Inc.

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